Xuhang Holdings Limited

March 31, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Guigliano
Doug Jones
Taylor Beech
Lilyanna Peyser

Re:	Xuhang Holdings Limited

Amendment No.2 to Draft Registration Statement on Form F-1

Submitted February 17, 2023

CIK No. 0001946025

Ladies and Gentlemen:

This letter is in response to the letter dated March 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Business

Types of Services

S2P Model, page 114

1. We note your response to comment 7. Please further revise your disclosure to address the material terms of the agreement, including any duration or termination provisions.

In response to the Staff’s comments, we revised our disclosure on page 116 of the Registration Statement to include disclosure regarding the term and termination of our agreement with a large Internet media platform.

Related Party Transactions, page 155

2. We note your revised disclosure in response to comment 15 includes a description of related party transactions through December 31, 2022. Please further revise so that the disclosure covers the period since the beginning of the company’s preceding three financial years up to the date of the document. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 159 to 162 of the Registration Statement to cover the period since the beginning of our preceding three fiscal years up to the date of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies

Revenue recognition

Digital advertising services, page F-14

3. Please explain to us and disclose how you determine (i) the amount of the transaction price for each type of action (with each action being CPA, CPM and CPC) and (ii) how you price out the monthly statement you bill advertisers from which you recognize revenue monthly.

In response to the Staff’s comments, we revised our disclosure on pages F-14, F-15, and F-45 of the Registration Statement to explain and disclose (i) how we determine the amount of the transaction price for each type of action (with each action being CPA, CPM and CPC) and (ii) how we price the monthly statement we bill advertisers from which we recognize revenue monthly.

New media integrated content marketing services, page F-15

4. Please explain to us the purpose of the framework contracts, the basis for length of term of typically one year, and whether the transaction price is established in these contracts. If the transaction price is not established in these contracts, explain to us when it is and how the amount is determined. In regard to the typical contract term length, we note the framework contract for the case study for S2P online traffic services “Project for Promoting iQIYI’s TV Programs” disclosed on page 124 is two years.

In response to the Staff’s comments, we revised our disclosure on pages F-15 and F-46 of the Registration Statement to explain how the transaction price is determined for our new media content integrated services.

In addition, we respectfully advise the Staff that the cooperation period of a framework contract in connection with our new media integrated content marketing services is typically one year, because the annual assessment is an important part of our customer evaluation system, and it is a common practice in the industry for our customers to assess the state of our cooperation to determine future cooperation plans. Our customers for the new media integrated content services usually develop periodic marketing campaign plans based on their annual budgets, and implement targeted marketing activities based on new product conditions and active market consumption (such as major holidays or shopping festivals). As such, we are required to carry out marketing activities on a regular or irregular basis according to the customers’ specific requirements. In view of the above, we have found that establishing the cooperative relationship between the two parties in a certain period of time (such as one year) through a framework contract is conducive to stabilizing cooperation expectations and improving business efficiency. Transaction prices are set forth in the framework contracts and the agreed upon prices are normally in the annex pages of the contract. Those pages set forth either fixed prices or revenue share terms and conditions.

When we cooperated with iQIYI for the first time, the cooperation contract had an initial term of two years, and the two-year cooperation period included a trial cooperation period of six months. The extended length of that particular contract is atypical for us, especially on a go-forward basis. After the completion of that initial contract, the new contract with iQIYI is on year-to-year basis. The current contract runs for a period of one year, from January 1, 2023 to December 31, 2023.

5. You state (i) revenue is recognized when the marketing campaign is implemented and accepted by customers, (ii) you provide information to customers to confirm whether the marketing campaigns fulfilled the requirements of the contracts, and (iii) you generally ask customers to pay for services after all of the services have been completed and accepted by them. From the preceding it appears you may not be paid for a portion or any of the transaction price for services performed. Please advise if this is true.

We respectfully advise the Staff that there is always the likelihood that we may not be paid for a portion or any of the transaction price for services performed; however, we only record revenue based on data provided to us from different content distribution platforms, and when we have obtained acknowledgement from our customer, at which point we believe funds are reasonably collectable. We enter into annual framework contracts with our customers to establish a mutual understanding, and then stipulate the specific marketing campaign price, the quantity, and service fees within a certain period of time (usually one month) in the annexes to the contracts. We also receive from customers purchase order slips, or emails correspondence and acknowledgements indicating their acceptance of the services rendered. We then send the customers working reports or other acceptable forms of references after the completion of the specific marketing services, and ultimately, we recognize the revenue and receive settlement when the working reports or the references are confirmed by both parties.

6. For your live streaming services in the S2B model you disclose marketers are charged with service fees, which generally represent a pre-determined percentage of the “Effective GMV” generated from the live streaming sales, after deducting the value underlying cancelled orders and returned merchandise. You also disclose you typically receive performance-based service fees for live streaming services. Please clarify for us how you attribute revenue to your live streaming services and how your accounting for this is addressed in the revenue recognition policy.

We respectfully advise the Staff that our live streaming services are included in our new media integrated content marketing service package. The process description and accounting of our live streaming services are included in our accounting policies for the new media integrated content marketing services. We first sign the framework contracts with our customers, which helps to define the metric of effective gross merchandise value (Effective GMV), the cooperation period, the pricing metric, and the terms and conditions of settlement, the rights and obligations of both parties, and other material matters, without determining the specific figure of the transaction amount. According to the framework contracts, we are required to provide the customers with our operation plans, including, but not limited to, the specific content of live broadcast products, live broadcast frequency, and charging ratio (a percentage of our fees in relation to the Effective GMV), and we implement the operation plans once confirmed by the customers. According to the pricing metric and settlement conditions of the contracts, we are required to send the monthly statements to the customers after the completion of the marketing services as specified in the operation plans. The monthly statements indicate the “Effective GMV” amount and the charging ratio. After the customers review and accept the monthly statements, we will recognize revenue accordingly.

7. You disclose for your S2P model you typically receive performance-based online traffic service fees from media platforms. You also disclose (i) copyright owners or licensors (other than the media platforms) sublicense you to edit content for generating online traffic with whom you share a pre-determined portion of the online traffic service fees and advertising fees received from media platforms and (ii) copyright owners or licensors from whom you purchase relevant content for use for a fixed period in which case you are entitled to all the online traffic service fees and advertising fees from the media platforms during such a period. Please clarify for us how you attribute revenue to your S2P model and how your accounting for this is addressed in the revenue recognition policy.

We respectfully advise the Staff that our S2P model is included in our new media integrated content marketing service package. The process description and accounting of our S2P model are included in our accounting policies for the new media integrated content marketing services. We first sign the framework contracts with our customers, which stipulate the cooperation period, pricing principle, settlement mode, and the rights and obligations of both parties. During the cooperation period of the framework contracts, we continually produce and publish short videos for the platform to attract website traffic (almost daily), and the service fee is determined according to factors such as the number of followers, views, likes, and popularity. We complete the reconciliation with the customers in the following month after the completion of the marketing services, and finally recognize the revenue with the results of the reconciliation confirmed by both parties. Our contract with iQIYI is an example of the S2P model that follows the recognition policies set forth under the new media integrated content marketing service package.

Cost of revenue, page F-16

8. Please clarify for us and in your disclosure what you are conveying with the statement “For the traffic intermediary costs procured from suppliers, we recognize such costs when we agree on the payment amount based on monthly specified actions or other preferences with suppliers.” If this means the full cost of traffic procured is not recognized as expense at the time it is procured, explain when they are recognized as expense, the basis for the timing of recognition as expense and why you believe your treatment is appropriate.

We respectfully advise the Staff that according to the framework contracts signed between us and the suppliers, we complete the reconciliation of the traffic intermediary costs with the supplier in the following month after the completion of the traffic intermediary procurement, and the monthly statement is calculated based on the unit price of the specified actions with suppliers multiplied by the cumulative number completed in the month. We recognize such costs when we and the suppliers are in agreement with the monthly statements which indicate the payment amount based on monthly specified actions or other preferences with the suppliers and therefore we believe our treatment is appropriate. When we enter into contracts with our suppliers whereby we embed our CPA, CPM, or CPC content on their websites and/or platforms to derive revenue, we also pay them on a CPA, CPM, or CPC basis after we have totaled the number of actions, mille, or clicks on their websites on a monthly basis.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC